EXHIBIT 2

April 14, 2023

Special Committee of the Board of Directors
Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, FL 33073

Dear Members of the Special Committee:

Over four months after we made our initial proposal to purchase all of the publicly-held shares of Willis Lease Finance Corporation (the “Company”), we remain far apart in our price negotiations with the Special Committee.  In order to avoid further management distraction and the potential impact of increasing transaction-related uncertainty on the business, we hereby notify you that we are withdrawing our offer to acquire all of the publicly-held shares of the Company, effective immediately, and are abandoning the transaction.

I am highly confident in the future success of the Company.  I look forward to working with the rest of the Company’s Board and management team to maximize long-term shareholder value, including through seeking additional growth capital to fund potential growth initiatives, exploring return of shareholder capital transactions and operational improvements and initiatives.

Very truly yours,

/s/ Charles F. Willis, IV

Charles F. Willis, IV